Exhibit 3.1

AMENDMENT, EFFECTIVE AS OF JUNE 12, 2012, TO

ONE LIBERTY PROPERTIES, INC.’s

BY-LAWS.

ARTICLE IV

COMMITTEES OF DIRECTORS

Section 1.  Executive and Other Committees.  The Board of Directors may, by resolution adopted by a majority of the Board, appoint from among its members an Executive Committee or other committees, each composed of two or more directors.  The Board may delegate to such committees any of the powers of the Board of Directors, except the power to issue stock, recommend to the stockholders any action which requires stockholder approval (other than the election of directors), amend the By-Laws, or approve any merger or share exchange which does not require stockholder approval; provided, however, if the Board of Directors has given general authorization for the issuance of stock providing for or establishing a method or procedure for determining the maximum number or the maximum aggregate offering price of shares to be issued, a committee of the Board, in accordance with the general resolution, may authorize the terms on which stock may be issued.